Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: May 13, 2025

IPO Edge – Fireside Chat – Audio file

Fireside Chat with Veon - Zoom

Transcript

John Jannarone

I’m John Jannarone Energy of IPO edge. Very, very, very happy to be here virtually with our good friend Kaan Terzioglu, who is VEON Group CEO. We’re gonna talk about VEON Group and also Kyivstar before we get into the deep details I’m actually going to let Jarett make another introduction and greet our guest, Jarett, take it away.

Jarrett Banks

Thanks, John and Kaan, welcome to the program. Good to see you.

Kaan Terzioglu

Thank you for having me.

Jarrett Banks

Great. Let’s get right into it. Kaan, perhaps you could just give us an overview of VEON and some of the countries that you operate in.

Kaan Terzioglu

Sure. Thanks, first of all, for giving the opportunity to introduce you an amazing frontier markets, digital operator group. You know we are if you ask me my priorities, there are three of them, it’s growth, growth and growth and that’s why actually we serve in the frontier markets. As a consumer and enterprise services company who happens to have a telecom license as well. We operate in Ukraine, Pakistan, Bangladesh, Uzbekistan and Kazakhstan. In the countries that we operate, about half a billion people live and the common characteristics of our choices is there are large population countries where there is still demographic dividend, population growth, and these people are heavily underserved, and not only underserved only in telecom space, but they are underserved in financial services, entertainment, education, healthcare and enterprise services. And that’s our business model. When we enter into a country, we of course use the advantages of being a telecom licensed operator so that we acquire customers as a low cost customer acquisition engine and then we offer them the services that they cannot get anywhere else and they deserve the best services on digital banking, entertainment, education, healthcare, cloud services, data center services and software as a service. And of course, now AI. That’s what we call a digital operator, you know, for us, it’s not about only providing, you know, voice and data services to the customers or selling number of minutes, number of gigabytes, number of SMS’s. It’s about providing meaningful digital services. Our strategy in terms of execution, we call it DO 1440. DO stands for the digital operator and 1440 is the number of minutes in a day and we want to be relevant to our customers every single minute and that will happen through development of digital services. That’s why when you look to our group on one side, you will see you know 5 amazing growth countries that we operate in, but when you drill down, you’re going to see us operating streaming platforms, banks, healthcare platforms, education applications and that’s how we actually capture the growth potential in these countries. I would like to see VEON in the minds of the investors as a bellwether of frontier markets and an investment tool vehicle that is uniquely available for these growth markets for in United States and NASDAQ.

Jarrett Banks

Great. Could you give us a sense of the number of customers that you serve and then maybe the TAM [note: Total Addressable Market] that that you see out there?

Kaan Terzioglu

Sure. You know, if I mentioned to you, the total population is about 520 million in these countries, one out of three, almost 165 million people are our traditional telecom customers. One out of four, about 130 is our digital service customers. Some of them consume our banking services, some of them consume our entertainment services, some actually use our healthcare platforms and some of them are our enterprise customers who are on our data centers or getting cloud services. So that’s the customer base we have and the real exciting thing in these markets is not like, you know New York that everybody has a smartphone, one out of two people still does not have a smartphone. If you think about that, you can see actually why the organic growth is making me excited. But in addition to that growth through adjacent markets even accelerates that vision. So that’s why I give the priorities as growth, growth and growth.

Jarrett Banks

All right, now you’ve described this as a unique investment opportunity for investors interested in frontier market growth. What do you think makes it so unique and why is this a good time for investors to get involved?

Kaan Terzioglu

Look, you know there are a couple of important reasons; one, these countries that I talk about, they are really still growing in a very healthy way population wise. The population is also very young and as I mentioned to you, the penetration of telecommunication services, even ownership of smartphones is half the level in compared to the developed markets. So more people, more smartphones, more 4G access, more consumption of data is a natural organic growth path for a company like us who exists in these markets. Now, on top of that, think about this. If telecoms is a market of one, entertainment services in these countries is as big as this market. Financial services in these countries is as big as this market. Education, healthcare, enterprise services 5 times bigger in total in terms of the revenue potential. And that’s really what we focus on. And if I look into the banking business, you know the banks are very traditional in their approaches they don’t actually care about the consumer side of their operations. They focus on corporate lending and government lending. And what we do the exactly the opposite, we go to people that nobody has gone before. That’s why, for example, if I take our financial services business in Pakistan, which is now reaching almost 49 million people, we are the largest bank. And we actually proudly serve the people the banks would call the bottom of the pyramid for them. It’s, you know, the crown on our heads because we know how to make money and we know how to operate in a profitable way, even with $1.00 ARPU, right? And that’s really what drives our excitement about these markets. That’s why we select large population countries which are underserved and which are still providing demographic dividends.

Jarrett Banks

You know, just listening to you, this is reminding me of sort of what we heard back in the early 90s regarding China. Is that kind of an appropriate analogy?

Kaan Terzioglu

I think it is very much so of course China is a scale of its own like India, right? You know when you go above, you know, a billion population, the scale is at a different level, but your analogy is spot on. China 10 years ago, 15 years ago, was a heavily underserved market, just like India was. And I think that’s why this selection of countries that we have, you know above 40 million population and very low penetration of telecommunications platforms, financial services is where the future growth in the next decade will come from. Now, of course, you can say that this is also a high risk profile and you know, I would like to highlight one important thing. We being a NASDAQ listed company for so many years and focusing on corporate governance in such a professional way, we actually also bring good governance to these countries and that’s where you know, the purpose of a company in providing, you know, good governance, higher quality of life, being the best employer and doing the best to serve the customers with the best rich, feature rich applications is one of the reasons why I’m confident about this risk management factor as well.

Jarrett Banks

All right. We’re all about corporate governance here and I’m sure we’re going to get into that just a little bit later. Let’s talk about VEON shares. Now the stock has doubled last year and continues to perform well this year despite a lot of geopolitical uncertainty. What do you think is driving this investor confidence?

Kaan Terzioglu

Look, if I look to last five years, right? And you know it has been a period where you would probably say that a couple of once in a 300 year, you know black swans happened, you know, think about the COVID, think about the war in between Russia and Ukraine, our exit from Russia and our standing for Ukraine during this time. And you know, in addition to those the interest rates in the US going from zero to 6 almost in a very, very short time frame, quite a lot of black swans for emerging markets and frontier markets, and particularly for our company, but I think what we have achieved during this time, we demonstrated that we can storm these type of unpredictable events and we can continuously grow our top line, expand our margins and practically you know prove to the market that we know how to operate in markets where others would find it to be actually, maybe a little bit risky. And I think that’s the power we have and of course the reflection of that is very visible in our stock price. Our investors are appreciative of that. We are we have a very long vision when we make investments in the countries, we don’t look to headlines, we look into the trend lines and look at what has happened in the last six months. Since actually, President Trump got into power while there has been lots of ups and downs in terms of headlines, the trend line for frontier markets is very clear. Softer U.S. dollar, lower interest rates and lower oil prices. And all these things are actually future important trends that we intend to benefit from because that means less inflation and more opportunities becoming visible in frontier markets.

Jarrett Banks

That really makes a lot of sense. Now, you mentioned the digital platforms a little bit earlier. Let’s talk a little bit more about that and how they’re contributing to the revenue growth?

Kaan Terzioglu

If you look to 2024, and I’m sorry we are in a quiet period. Our quarterly announcement is next week so I can’t give you the most recent numbers, but for the full year of 2024, 12% of our top line came from our direct digital revenues. These are revenues which are coming from either from financial services such as banking interest income, you know nano-lending. All sorts of financial services, income or entertainment platforms, which the revenues could be sourced through advertising revenues or subscription revenues or pay per review type of revenues or healthcare platforms. So if you look to all these non telecom related revenues, it reached almost 12% of our total top line. And this line of business or line of businesses grows around 50% year on year. Then you look to our traditional telecom business, which is still, you know, constitutes almost 88% of our revenues. You will see that this also growing ahead of our peers around 6%. And this growth pattern actually will continue because we continue investing our digital platforms whether they are on entertainment side like OTT streaming platforms or banking side like buy now, pay later services and nano loans, or in healthcare platforms where people actually get online consultations from doctors get their drug list and get it from the pharmacy delivered to their homes. These type of services will continue, you know, healthily growing around 40%-50% year on year. And our percentage from revenues will continue increasing coming from direct digital services, thanks to our successful access to adjacent markets like this. If I can give you a couple of examples, we are today almost serving 40 million people on our financial services products in our markets. We have close to 30 million people on our entertainment platforms. And as you know, we are a multi brand companies so you wouldn’t see the name view on in any one of these operations in Pakistan, we are Jazz, right? Jazz is our telecom brand. JazzCash is our financial services arm, Tamasha, which actually means broadcasting, is our entertainment platform, and that’s how we drive our business and I expect the digital services to reach to 25% of our revenues over the next you know two years and then ultimately reach to 50% level and that will actually create our strong growth drivers as we move on.

Jarrett Banks

If I may, let’s talk about the entertainment platform for just a second. These are very family-oriented countries where a Netflix and that kind of content may not resonate with them?

Kaan Terzioglu

Look, let me put it this way. Of course, you know, when you talk about OTT platform streaming platforms, the question I often get, you know, how are you planning to compete with Netflix? You know Pakistan’s population if I give the example from there is 245 million, you know how many people have a credit card that they can pay Netflix? Not much. And you know, if you look to the pricing of Netflix, you know at $4.99, the entry level price in the most aggressive emerging markets, it’s already too expensive for Pakistan. So that’s why authentically local solutions like Tamasha has a huge success. We have close to 20 million customers on Tamasha. And these people are offered a selection of linear TV, a selection of video on demand and most importantly, high quality cricket games and sports content. And that’s why, you know, when a cricket tournament happens, these numbers double up. And of course, having this type of a platform and having 25 million people looking at the screens gives us the advantage to enter into advertising business. That’s why you know more than fifty well known consumer brands in Pakistan has actually placed an advertising on our platforms and all these things actually shows that we cannot, you know, we are not only in a position to compete. It’s impossible for us to lose this game. We will be the biggest entertainment platform in Pakistan. We will be the biggest insurance platform in the country. We will be the biggest and the highest number of consumer finance customers in the country. So this is the unique advantage that I talked to you about. How do you access the customers as a low cost in terms of acquiring the customers? And then how do you basically offer those customers you know, choices they can’t refuse because it’s the only available one. And by the way, the only available one is of also of highest quality and highest authenticity.

Jarrett Banks

Makes a lot of sense. Now, here in the industry we hear about AI every single day. Talk to us a little bit about how AI is involved in VEON and how you look at that.

Kaan Terzioglu

Look, AI is, first of all is I think a technology which is very badly branded as artificial intelligence. The way we refer to AI is actually augmented intelligence and we are very focused on agentic AI, meaning that how do we create solutions that makes a teacher the best teacher, a doctor the best doctor, a nurse the best nurse, or a farmer the best farmer, most efficient one, most resourceful one. And we focus in our countries in local language models with a very specific focus of creating these agentic capabilities to create superheroes from our customers. That’s why you will not hear me talk about oh, you know, we’re going to use AI on our customer service and lower our costs. No, we’re going to make the AI the core of our value proposition to the customer. We’re going to make a teacher in Dhaka the best teacher in the world. They’re going to make a parent in, you know, Kazakhstan the best parent because we will provide those agentic capabilities to them and we will augment their experiences, their skills, their capacity. And that’s what makes me excited, because if you think about it, what could be a more powerful value proposition selling minutes, selling gigabytes or offering your customers a better version of themselves. And that’s why I’m excited about AI, we call it AI 1440. Augmented intelligence in every single minute in a day, and that’s how we intend to differentiate our services in the markets that we operate and we recently launched KazLLM, which is a Kazakh language large language model, and when we do the tests compared to, you know, OpenAI and other tools in Kazakh language, nobody can beat us in terms of speed and precision. And most importantly, nobody can beat us in terms of effectively distributing the service to millions of customers at a very low cost and at a price which will be the fraction of what they would otherwise pay to these well-known international paper tigers.

Jarrett Banks

All right, very excited. I’m going to pass the baton to my colleague John, and we’ll get into a little bit about Kyivstar.

John Jannarone

Thanks a lot, Jarrett. Before we dive into Kyivstar, Kaan I would like you to explain if you would, to our viewers a topic that comes up here a lot in the US, which is net neutrality, which is not an issue really in your markets. Is that correct?

Kaan Terzioglu

That is absolutely correct.

John Jannarone

Well then can you explain how that how that makes business a little bit more easy for you in some ways.

Kaan Terzioglu

Look, net neutrality is, I don’t know, you know, who came up with this, but it is basically saying that you cannot offer your customers powerful, useful, meaningful digital services and use this as a means to actually drive the penetration. But we are in frontier markets, our customers are not served by anyone, they don’t have the chances to get to these applications. Either they don’t have a credit card to pay for or the content is irrelevant. So we do not actually see ourselves as getting advantageous position by abusing any power. We just make these services available. And when you make these services available, it becomes obvious that the only way to make them available and affordable is for companies like us in frontier markets to do actually the job and to move beyond selling raw data to providing meaningful digital services. So yes, by the way, it’s our business approach that, in any market there is net neutrality type of regulations, you will not see us in those markets. That’s why we are not interested in Europe. That’s why we are not interested in the markets where net neutrality is imposed as kind of a religious taboo.

John Jannarone

That’s a great explanation Kaan. I think a lot of media investors really appreciate that. So let’s talk Kyivstar now. So this is the transaction of the hour. You’re listed on NASDAQ where you’re sitting right now and Kyivstar will trade on its own pretty soon here and that’s gonna be done through a business combo with Cohen Circle Acquisition Corp. I, tell us all about that Kaan.

Kaan Terzioglu

So look, when I look to our brands in the countries that we operate, and Kyivstar in Ukraine is really a crown jewel, it’s a blue chip name. Everybody in the country knows Kyivstar, it has been providing amazing services to the customers. It has been a great supporter of the, you know, Ukrainian people. And Ukrainian Government in this, you know, meaningless war that has been going on for years. And I believe, again, providing a chance to invest in the future of Ukraine was a responsibility for us. That’s why we thought, you know, let’s start with Ukraine in terms of listing our operations in countries and offering the people in those countries as well as the international investors to participate in the growth. That’s why you know, we decided to list Kyivstar under the ticker name KYIV in NASDAQ and this, you know, process is, of course, is going on. I’m looking forward to finalization of it as soon as possible. But Ukraine is in a position with the destruction of the war with all the pains. I think there is a hope now and that hope can only be activated by doing the right investments today. So we are listing Kyivstar, but we are also initiating a campaign in Europe, in US to basically call as a call for action for investors, invest in Ukraine now. Now is the time and that’s why I believe availability of an investment vehicle like this will be quite well accepted by the market. I’m excited about it and I’m also excited that this will be one of the first. I would like to see our operating companies who are the blue chips in the countries they are, like Jazz in Pakistan or Banglalink in Bangladesh or Beeline in Uzbekistan and Kazakhstan. All these companies are among the biggest enterprises of those countries. And if we want to develop the capital markets in those countries, we have a responsibility to make them best governed companies with best practices in corporate governance and transparency in reporting and being compliant to international regulations. These assets needs to be available for the investors and there are not many of them. There is an incredible scarcity in the market in finding these type of investment opportunities in growth markets.

John Jannarone

Great. Now Kaan, Kyivstar, of course is, you know, mainly providing telecommunications infrastructure, but they’re also doing some pretty cool deals. So tell us about this ride hailing app that they’re buying now.

Kaan Terzioglu

Remember, when I talk about the digital operator concept, I practically defined it as a consumer and enterprise services company, which happens to have a telecom license. Now when you set your vision in that way, you immediately notice that what are consumers are in need of? What are the frequently used services that we have to be in. That’s why you know in Ukraine over the last three years, we have made very interesting acquisitions. One of them was, actually the first one, was Helsi, a healthcare platform where 80% of Ukrainians are actually using effectively. We facilitate about 2.7 million online consultations every single day. And the platform actually gives the chance to get you your list of, you know, pills and, you know, buy them and send them home. Or you can upload your blood tests and an AI engine will give you the recommendations and interpretations of it, and I really believe that as a healthcare platform, it’s one of the best in the world and we did that acquisition about a year ago and now it’s part of our portfolio and very recently as you pointed out, we bought Uklon and Uklon is a ride hailing platform. Again, the market leader in the country and serving millions of people. I think over the last year we did more than 100 million rides in Ukraine. And again it shows our ambition to be relevant to our customers and of course Uklon will be launched in the markets that we are operating like Kazakhstan or Pakistan or Uzbekistan as well, we are capturing these type of capabilities to be much more successful in being relevant to our customer base. So Uklon was the most recent addition in the digital space, of course, in Ukraine we also have Kyivstar TV, which is the biggest OTT and home TV platform in the country. But you will see us getting more and more active in consumer services and enterprise services like these.

John Jannarone

Great. Now Kaan just to clarify for our viewers here, you’re going to have that fantastic ticker KYIV for Kyiv, but you can also buy the vehicle now, which is Cohen Circle, right? And which the ticker will just effectively flip, isn’t that right?

Kaan Terzioglu

That is absolutely correct and I’m very happy to see that CCIR already having a very good return, and I think it shows the confidence of the market about this opportunity.

John Jannarone

Let’s talk about satellites, Starlink. So some of the folks who are watching might know about Starlink’s involvement in Ukraine. Now, Kaan correct me if I’m wrong, the satellite connection can’t solve the entire problem. You still need lots of traditional other sources of telecom connections, right?

Kaan Terzioglu

Look, these are not substitutes. They are complementary solutions, but it is actually a little bit beyond the complementary nature, because especially in countries where you have war like in Ukraine or where you have earthquakes or floods or energy deficiency and electricity cuts. You know, there are limitations to terrestrial networks. And you know, in other case, Kazakhstan, you know the geographical size of Kazakhstan is as big as entire Europe, but 20 million people live in the country. How do you provide it, you know, terrestrial networking with, you know, fiber connectivity in such a landscape? Right? So it is actually very important for us to start thinking the next generation of telecoms infrastructure and that infrastructure will involve integration of terrestrial networks with satellite infrastructures. That’s why we started this journey in Ukraine, and we have an agreement with Starlink, but not the traditional Starlink that everybody knows of course, that we also support. But the most interesting thing is direct to cell services. This is a new, more advanced technology, a new constellation of Starlink, which gives the ability to emit directly 4G services from the satellites and that will provide immediately 100% coverage and for me the most important thing is to deliver on our promise to be providing emergency services where no one else will be able to, especially in warzone areas or land mined areas. So that’s why, you know, we made this agreement with Starlink. I’m very excited that around, you know, September, October, anybody with a 4G capable phone in Ukraine, whether they are in a zone which nobody else is covers, they will be able to actually connect the services and have messaging applications work.

John Jannarone

Great. Let’s zoom back out for a moment. And by the way, investors, potential investors can check out and learn more about Kyivstar. There’s an investor deck which has all the details, but I want to just talk about the portfolio more broadly. It’s very interesting what you’re doing here, I believe, correct me if I’m wrong, Kaan you’re still or VEON will still have 80% of Kyivstar, is that correct? So it’s still going to be the parent company.

Kaan Terzioglu

That’s absolutely true. We are a big believer in Ukraine so we will keep an important shareholding in Kyivstar after the IPO.

John Jannarone

So are there any other assets that investors should keep their eye on for, you know, growth potential? You know in all these exciting markets. Any other ones you want to highlight?

Kaan Terzioglu

Look, I if you look to our strategy, you know on one side, of course we are focusing on growth through consumer and enterprise services. But you will also notice that we are very, very transparent about our intentions to become an asset light company and of course this creates quite a number of opportunities because in the future, in three years, five years out, you’re going to see services businesses and infrastructure businesses separately and by no means I’m trying to say that infrastructure business is a bad business, but it’s a different type of a business adhering to the needs of different type of investors, predictable dividend-paying assets and I think you know, we should be again making such investment vehicles in different countries available to the investors. And I’m a big believer of U.S. markets in stock markets being the biggest driver of capital markets development and probably you will see us more active over the next coming of years bringing more interesting growth vehicles to the space.

John Jannarone

All right, Kaan, we’re about ready to wrap it up. I’m going to give you the floor here and just ask you the question. What are you most excited about this year? It’s probably the Kyivstar deal. But if there’s anything else you want to tell everyone that you’re thinking about all the time.

Kaan Terzioglu

Look, I think Kyivstar is of course on top of our minds. It’s very important for us and for the country, I would love to see peace in Ukraine this year and I would like to see that our call for action for invest in Ukraine now becomes a reality and Kyivstar will be of course the poster child of that. But I’m also excited to make sure that there are less conflicts around the world. I think you know the current tensions escalating in between, you know, India and Pakistan or in Taiwan and I believe the only solution for these type of tensions to go away is predictability and a fair trading environment and looking forward to seeing those. We will benefit from those things. The beauty of our business is if our countries grow, whether Bangladesh grows Banglalink, we will grow. If Pakistan grows and in stability, then Jazz will be growing in stability. So that’s really what excites me and we will keep on executing our vision.

John Jannarone

All right, we’re going to leave it there. This has been Kaan Terzioglu. This has been a fantastic and informative interview. We really appreciate it, Jarrett thank you for co-hosting with me. I’m John Jannarone signing off for IPO Edge.